Monaker Group, Inc. S-3/A

Exhibit 23.2

We hereby consent to the reference of our firm under the caption "Experts" in this registration statement (Form S-3/A) of Monaker Group, Inc. and to the incorporation by reference of our report dated May 29, 2020 relating to the consolidated financial statements, which appears in Monaker Group, Inc. Form 10-K for the years ended February 29, 2020 and February 28, 2019 . Our report contains emphasis of a matter paragraph regarding the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Thayer O 'Neal Company, LLC

Thayer O’Neal Company, LLC

Sugar Land, Texas

June 25, 2021